


Project Ceramics

CONFIDENTIAL

July 2011




DISCLAIMER:

This presentation was prepared exclusively for the benefit and internal use of the recipient to whom it is directly addressed and delivered (including such recipient's affiliates, directors, employees and advisers, collectively "Recipient") in order to assist the Recipient in evaluating, on a preliminary basis, the feasibility of a possible transaction or transactions and does not carry any right of publication or disclosure, in whole or in part, to any other party.

This presentation is for discussion purposes only and is incomplete without reference to, and should be viewed solely in conjunction with, the oral briefing provided by the members of Project Ceramics. Neither this presentation nor any of its contents may be disclosed, relied upon or used for any other purpose without the prior written consent of a team member of Project Ceramics.

The information in this presentation is based upon public information and reflects prevailing conditions and our views as of this date, all of which are accordingly subject to change. Project Ceramics' opinions and estimates constitute Project Ceramics' judgment and should be regarded as indicative, preliminary and for illustrative purposes only. In preparing this presentation, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources. In addition, our analyses are not and do not purport to be appraisals of the assets, stock, or business of the Target (as defined herein) as discussed in the presentation.

Project Ceramics Overview

- **China Ceramics (the "Company") as a publicly traded company on the NASDAQ is severely limited in its ability to create value for shareholders and raise capital at a reasonable cost to fund its growth**
  - Growth story of China Ceramics is not currently understood or appropriately valued by US investors
  - Fear of "China frauds" has significantly reduced valuations of small cap China stocks traded in the US and this situation does not look likely to change any time soon
  - Company has consistently met or exceeded all financial and operational targets as presented to us in due diligence in the spring of 2009
  - Has maintained a high level of corporate governance and investor relations and has proven its integrity both in China as well as in the United States
  - The value of all this effort and expense has not been reflected in the stock price
  - Board of directors has failed to provide a credible solution
  - **It is highly unlikely that Mr. Huang will receive his Share Price Earn-out shares at $20 and $25**
- **We believe that China Ceramics is a unique company and that the current United States capital market situation needs to be actively addressed**
  - Due to the credibility that China Ceramics has built in the last year and a half as a public company, it has the ability to change the situation, it is not a broken company
  - As we promised at dinner in New York, we have worked quickly to provide a low risk, high profit solution to the problem

Project Ceramics Overview

- **The solution that we are proposing is not just an idea, it is real and actionable now**
  - We sought advice and have had discussions with a small group of very reputable firms both in NY and HK
  - The Dunning Group used it considerable influence and reputation to raise the significant amount of funds required (+$80mm) for this solution, this was not an easy task particularly in a short timeframe
  - Solution is based on a solid commitment, subject to due diligence
  - Spent extensive time negotiating terms that would be advantageous to Mr. Huang and not negatively impact China Ceramics' business
- **Project Ceramics is the take-private and relisting of China Ceramics**
  - As a private company, China Ceramics will be in a more advantageous position than as a public company in the US
  - Ability to raise additional funds for expansion or acquisitions at a lower cost than as a US public company
- **Mr. Huang along with the Founders of China Holdings would "roll" their shares in the take private**
  - We have secured a commitment from a Financial Sponsor who would purchase the remaining outstanding shares, represents approximately 50% of the Company
  - Requires funding of approximately US$80 million depending on the final agreed price
- **Relisting would be achieved by an IPO of China Ceramics on the Hong Kong Stock Exchange**
  - Comparable companies are trading at +10x to 16x P/E multiples in HK
  - The take private would be complete by December 2011
  - We would attempt the IPO as quickly as possible
    - Target the fall of 2012
    - At that time valuations would be based on 2013 projected financials
    - Our current analysis is based on 2012 financials so the value creation could be even larger
    - Subject to HK market conditions at that time

Project Ceramics Overview

- **The Project Ceramics team consists of Jim Dunning, Byron Sproule and Gordon Chin and a Financial Sponsor**
  - Project Ceramics needs to be kept highly confidential at this time
  - Jim Dunning has previously taken one of his companies private and strongly believes this is the right answer for China Ceramics
  - We will involve Paul Kelly and Cheng Davis at the appropriate time
  - Gordon Chin, based in Shanghai, has been working with Jim and Byron on other projects for over a year
    - US educated lawyer, worked for a prominent US law firm in their HK office for three years and as a private equity investor in China for the last year
    - Will be our day-to-day person on the ground in China working on this project
  - The Financial Sponsor has team members based in both Hong Kong and New York
    - Global diversified investment bank with a market cap of +$10bn and +$300bn of assets under management
    - Provides advisory services and invests in transactions with its own capital
    - Is highly respected as an equity underwriter and investor in HK
    - The Dunning Group has a long term relationship with the Financial Sponsor and believes that they will follow through on their commitments
- **The way a "controlling" shareholder takes a company private in the US is very important**
  - Project Ceramics needs to be kept highly confidential at this time
  - Only a small group of senior employees should be aware of a potential take-private
  - We will need to engage legal counsel and agree on the timing and sequencing of certain events
    - Following the proper procedures will minimize the possibility of lawsuits

Project Ceramics Overview

- **Jim Dunning, Alan Hassenfeld and Greg Smith have so much confidence in Project Ceramics that they will be rolling their equity with Mr. Huang in the take private**
  - Represents 1.1mm shares
  - We will ask Paul Kelly and Cheng Davis to roll their shares
- **There are a number of Chinese companies listed in the US that have announced this type of transaction or are actively considering it**
  - China Fire and Security, FunTalk, Harbin Electric, Chemspec, etc.
- **Why does Project Ceramics makes sense for Mr. Huang and China Ceramics**
  - China Ceramics will be much better appreciated /valued by HK market investors
    - Time differences and language barriers will be eliminated
  - China Ceramics will still be a publicly traded company at the end of the project
    - Status of HK market is now equivalent to the US for Chinese companies
    - Should have a +$500 mm to $1bn market valuation in HK which opens up a new group of investors and new interest in the Company
    - Will be able to raise capital to fund future expansion at a reasonable value compared to the current situation in the US
  - Mr. Huang will continue to receive the 2011 Earn-Out Shares
  - In addition, Mr. Huang will receive 2.0 mm shares of the Share Price Target Shares
    - These shares will have a value of $40mm to $60mm on the HK market
  - The take-private will be accomplished with equity, <u>not debt</u>
    - No leverage or assignment of assets
    - No commercial banks involved; no collateral required

Project Ceramics Overview

- **Why does Project Ceramics makes sense for Mr. Huang and China Ceramics (cont.)**
  - Upfront expenses of legal, financial and commercial due diligence will initially be paid by The Dunning Group and the Financial Sponsor
  - Low risk of execution since it is primarily the timing of the IPO in HK
  - The Project Ceramics team has the reputation, skills and experience to handle the project from beginning to IPO
    - Mr. Huang can focus on growing China Ceramics and not be distracted
  - Mr Huang will regain +50% ownership during the take private
    - Control of the Board of Directors and appoint 3 of the 5 directors
    - One director appointed by the The Dunning Group and one by the Financial Sponsor; both will be fluent Mandarin Chinese speakers

- **Low risk transaction will create significant value for Mr. Huang**
- **Total ownership value for Mr. Huang will rise from $40mm to $200mm to $420mm**
- **Project Ceramics will create $160 mm to $380 mm of value to Mr. Huang!**

Current Shareholder Structure

- Mr. Huang currently owns 39.3% of the Company and the Founders of China Holdings own 10.6%

Current Shareholders

		Shares	Current % Outstanding	Notes
Mr. Huang				
Closing of China Holdings	4,163,227			
2009 Net Income Earn-out	1,214,127			
2010 Net Income Earn-out	1,794,800			
Total		7,172,154	39.29%	
Acquila		506,073	2.77%	Advisor to CCCL for China Holdings transaction
Surmount Investment Group		1,074,020	5.88%	Advisor to CCCL for China Holdings transaction
Knott Partners		1,350,000	7.40%	Largest investor from China Holdings transaction
China Holdings Founders - Rolling		1,937,498	10.61%	
China Holdings Founders - Not Rolling		-	0.00%	
Warrant Exchange		2,257,412	12.37%	Excludes Founders
Follow-on Offering		3,350,000	18.35%	Completed in November 2010
Other		606,845	3.32%	
Total Shares Outstanding		18,254,002	100.00%	
Mr. Huang and China Holdings Founders		**9,109,652**	49.90%	Included China Holdings Founders Rolling
Free Float		**9,144,350**	50.10%	**Excludes Mr. Huang and China Holdings Founders Rolling**
Shares Outstanding incl. 2011 Earn-out		**20,430,838**		
Mr. Huang Ownership		**9,348,990**	45.76%	
Warrants outstanding		2,774,300		$7.50 strike price

Financial Analysis – Take Private

- **We have used the following assumptions for the take-private analysis**
  - Financial Sponsor will want to diligence China Ceramics' business plan for 2011 to 2013
  - The Special Committee will also require a 3 to 5 yr business plan to evaluate the offer

Take Private		
Total Shares Outstanding	18,254,002	
Shares Acquired	**9,144,350**	Does not include Mr. Huang or China Holdings Founders Rolling
Warrants Outstanding	2,774,300	Cost to retire assumed to be Offer Price less Strike
Warrant Strike Price	$7.50	
Bank Debt (03/31/2011)	$10,995,000	
2011 Revenue	$217,105,000	
2012 Revenue	$291,717,000	
2011 EBITDA	$66,499,181	Based Roth Estimate
2012 EBITDA	$93,009,723	Based Roth Estimate
2011 Net Income	$43,500,000	Earn-out Target
2012 Net Income	$61,585,000	Based Roth Estimate

Financial Analysis – Take Private

➢ **The take-private could require funding in excess of $80mm to acquire the outstanding shares**

	Take Private Price/Share	
	$7.00	**$8.00**
Premium to Current	***55.6%***	***77.8%***
Equity Value of Total Shares Outstanding	$127,778,014	$146,032,016
Net Cost to Purchase Warrants	0	1,387,150
Equity Acquisition Price	$127,778,014	$147,419,166
Bank Debt (03/31/2011)	10,995,000	10,995,000
Enterprise Value	$138,773,014	$158,414,166
Ent Val/2011 EBITDA	2.1x	2.4x
Ent Val/2012 EBITDA	1.5x	1.7x
Equity Val/2011 Net Income	2.9x	3.4x
Equity Val/2012 Net Income	2.1x	2.4x

Funding Required from Financial Sponsor

	$7.00	$8.00
Value of Shares Acquired	$64,010,450	$73,154,800
Net Cost to Purchase Warrants	0	1,387,150
Costs (Funded by Sponsor Note)	5,500,000	5,500,000
Total Funding	**$69,510,450**	**$80,041,950**

Note: Costs are assumed to be $2mm for legal and due diligence, $3mm advisory fee to the Financial Sponsor and $0.5mm to The Dunning Group

Shareholder Structure Post Take-Private

			Ownership Post-Take Private	Ownership Post IPO (10x P/E)
Mr. Huang Existing	7,172,154		32.0%	
2011 Net Income Earn-out	**2,176,836**		9.7%	
Share Price Earn-out	**2,000,000**	**Shares**	8.9%	
Total Mr. Huang		**11,348,990**	**50.6%**	**42.4%**
Shares Acquired		9,144,350	40.8%	34.2%
China Holdings Founders - Rolling		1,937,498	8.6%	7.2%
Total Pre-IPO		22,430,838	100.0%	83.8%
Dunning Group		2,200,000		8.2%
Other		300,000		1.1%
CFO		100,000		0.4%
HK IPO Shares		1,738,705		6.5%
Total Post-IPO		26,769,543		100.0%

- **Mr. Huang receives 2011 Net Income Earn-out shares and 2.0mm Share Price Earn-out shares**
- **Mr. Huang would own 50.6% of the Company post-take private (compared to 39.3% currently)**
  - He would have both financial control and board control after the take-private

Financial Analysis – IPO

Project Ceramics should create value of $160mm to $380mm to Mr. Huang

- Mr. Huang's ownership would be +40% after the IPO, within his current ownership range
  - Will be much easier for the Company to raise capital in the future at reasonable valuations
- Assumes $40mm of the HK IPO is primary shares (could be larger)
  - Minimum public float is 25% of the company, other shares would be sold by Project Ceramics members
  - Used to finance capital expenditures and/or acquisitions

	Fully Distributed Post- IPO Multiple - 2012 Net Income				
	8.0x	10.0x	12.0x	14.0x	16.0x
Total Equity Value	$492,680,000	$615,850,000	$739,020,000	$862,190,000	$985,360,000
Less IPO (Primary Shares)	$40,000,000	$40,000,000	$40,000,000	$40,000,000	$40,000,000
Pre-IPO Equity Value	$452,680,000	$575,850,000	$699,020,000	$822,190,000	$945,360,000
Pre- IPO Shares O/S	25,030,838	25,030,838	25,030,838	25,030,838	25,030,838
Implied Price/Share	$18.08	$23.01	$27.93	$32.85	$37.77
Shares Issued in IPO	2,211,791	1,738,705	1,432,339	1,217,764	1,059,103
Total Shares O/S	27,242,629	26,769,543	26,463,177	26,248,602	26,089,941
Mr. Huang Ownership (Post-IPO)	41.7%	42.4%	42.9%	43.2%	43.5%
Mr. Huang Ownership Value					
Current (at $4.50 per share)	$32,274,693	$32,274,693	$32,274,693	$32,274,693	$32,274,693
Plus 2011 Earn-out	$9,795,762	$9,795,762	$9,795,762	$9,795,762	$9,795,762
Total Current	$42,070,455	$42,070,455	$42,070,455	$42,070,455	$42,070,455
Post HK IPO	$205,245,258	$261,090,575	$316,935,893	$372,781,210	$428,626,528
Value Created to Mr. Huang	**$163,174,803**	**$219,020,120**	**$274,865,438**	**$330,710,755**	**$386,556,073**

Project Ceramics Timeline

We would expect the take private to be completed by the end of 2011

- **The Board of Directors will have to set up a Special Committee and hire their own legal and financial advisor**
  - The Special Committee will consist of the independent and disinterested board members: Bill Stulginsky, Cheng Davis and Ding Wei Dong
  - The role of the Special Committee is to protect the minority shareholders and maximize value to public shareholders
  - The Project Ceramics team will negotiate the purchase price and other terms with the Special Committee
- **The Financial Sponsor requires legal, financial and commercial due diligence before signing a definitive merger agreement**
  - Time required for due diligence and negotiating with the Special Committee will determine the timing of the take-private

Illustrative Take-Private Timeline

Date	25-Jul	1-Aug	8-Aug	15-Aug	22-Aug	29-Aug	5-Sep	12-Sep	19-Sep	26-Sep	3-Oct	10-Oct
Weeks	1	2	3	4	5	6	7	8	9	10	11	12
Send Bid Letter to Board	■											
Press Release	■											
Special Committee Engages Legal and Finacial Advisors		■										
Due Diligence: Legal, Commerial Accounting			■	■	■	■	■	■				
Negotiate Merger Agreement with Special Committee							■	■	■	■		
Prepare Proxy Statement									■	■	■	■
Announce Transaction by Press Release											■	

Date	10-Oct	17-Oct	24-Oct	31-Oct	7-Nov	14-Nov	21-Nov	28-Nov	5-Dec	12-Dec	19-Dec
Weeks	12	13	14	15	16	17	18	19	20	21	22
File Proxy with SEC and Review		■	■	■	■	■	■				
File Hart Scott Rodino and Review	■	■	■	■							
Mail to Shareholder (20 business days)								■	■	■	■
Shareholder Vote and Close											■

Summary Terms

- **The Consortium will use a Special Purpose Vehicle ("SPV") to purchase the ~9 million shares owned by the pubic**
  - Mr. Huang and other the other rolling shareholders would contribute their shares in exchange for ordinary shares of the SPV
  - The Financial Sponsor will contribute cash to the SPV in exchange for:
    - Preferred shares of the SPV which convert to common shares on a one-to-one basis upon IPO and pay 7% simple interest dividend (however, if the dividend is paid each year it will only be 5%)
    - An Expense Note issued by the SPV which terms are to be determined
    - Accrued dividends and the Expense Note will have a priority to be repaid with the proceeds from a HK IPO
- **Upon a successful take-private transaction, ordinary shares in the SPV will be awarded**
  - Mr. Huang will receive (i) 2,000,000 shares and (ii) 2,176,836 shares (for meeting 2011 net income target)
  - The CFO will receive 100,000 shares
  - A total of 2,500,000 shares will be issued to The Dunning Group which will be allocated to various parties
- **The Board of directors of the SPV will consist of five members who all speak Mandarin Chinese**
  - Mr. Huang will appoint three members of the board; each of the Financial Sponsor and The Dunning Group will appoint one member
  - The Financial Sponsor and The Dunning Group will have decision-making authority over the IPO and new capex or acquisitions not contemplated in the Company's business plan or already underway

Summary Terms (continued)

- **If the take private is successful, then the Financial Sponsor and The Dunning Group will earn fees**
  - The Financial Sponsor will earn a success fee of $3 million
  - The Dunning Group will earn a success fee of $500,000
- **All fees, costs and expenses incurred by Consortium will be paid by the Financial Sponsor and The Dunning Group**
  - It is anticipated that the third party advisor costs will be approximately $2 million
  - Costs and expenses will be reimbursed from the SPV if the take private is successful
- **The SPV will issue an Expense Note at the closing of the transaction to cover all payments of fees, costs and expenses**
  - The terms of the Expense Note are yet to be determined
  - The Expense Note prevents the dilution of the rolling shareholders for cash contributed to the SPV
- **The Preferred Shares will have a put right**
  - If after 5 years the Financial Sponsor has not exited its shareholding in the Company, it will have the ability to cause the Company to buy its shares back at a price which implies a 20% IRR
  - If after 3.5 years the Financial Sponsor has not exited its shareholding in the Company, then the Company will be required to put half its free cash flow into an escrow account for payment of the put option (until the Financial Sponsor exits its shareholding, exercises the put option or sells its shareholding below 5%)

Summary Terms (continued)

- **The Financial Sponsor will have the right to sell the Preferred Shares at any time**
- **If secondary shares are sold in the IPO, both the Financial Sponsor and The Dunning Group will have a priority right to sell their shares**
- **In the event there is a breakup fee payable to the SPV by the Company, it will be distributed as follows:**
  - First, to the Financial Sponsor, until it recovers all of its fees and expenses paid
  - Second, to the Financial Sponsor and The Dunning Group in the following ratio
    - 75% to the Financial Sponsor and 25% to The Dunning Group if the breakup occurs as a result of being outbid
    - 50%/50% for any other reason
- **Certain advisors to the Consortium will be engaged**
  - Davis Polk & Wardwell LLP (Hong Kong Office) will act as legal advisor to the consortium
  - The Financial Sponsor's investment banking division will be engaged after the take private until the IPO to:
    - be exclusive financial advisor in relation to any acquisitions, subsequent financings, capital raisings or other such events; and
    - subject to regulatory limitations, as an underwriter on the IPO and future capital raising activities in Hong Kong, with not less than 40% of the fees in any such transaction

Case Study – Sihuan Pharmaceutical Holdings

The Company has the largest cardio-cerebral vascular drug franchise in China by market share

- In December 2009, led by a consortium comprising Morgan Stanley and Sihuan's founders, Sihuan Pharmaceutical Holdings Group Ltd. delisted from the SGX at a P/E of **8.1x**.
- In October 2010, Sihuan made its debut on the Stock Exchange of Hong Kong at an IPO price representing a P/E of **26.7x**.The lead sponsors on the transaction were Morgan Stanley and UBS.

SGX Delisting (December 2009)

Offer Price	S$ 0.975 (US$0.656)
Premium	27.5%
Market Cap (as of first closing)	US$276 mm
Deal Size (cash for shares)	US$64 mm
P/E (LTM as of March 31, 2008)	8.1x

Hong Kong IPO (October 2010)

Offer Price	HK$ 4.60 (US$0.593)
Range	HK$3.88 to HK$4.60
Market Cap (at IPO)	US$3,075 mm
Deal Size (incl. overallotment)	US$852 mm
P/E (LTM as of June 30, 2010)	26.7x

The implied return for Morgan Stanley in this transaction (based on the IPO price) is an IRR of 357% and return on capital of 4.57x.

Case Study – Sihuan Pharmaceutical Holdings (cont.)

The Delisting

- Morgan Stanley and Sihuan's founders formed an SPV to tender for all the shares of the listed company
  - Morgan Stanley contributed US$48.67 million cash
  - The founders contributed 76.62% of the outstanding shares of Sihuan and US$15.78 million cash
- The voluntary offer was launched on September 8, 2009, and was conditional on acquiring 90% of the outstanding share capital
  - By October 20, the SPV had confirmed 99.30% of Sihuan's share capital and the offer was made unconditional
  - On December 1, the merger was completed and Sihuan became a private company

The Relisting

- In October 2010, joint sponsors Morgan Stanley and UBS closed an IPO of Sihuan's shares on the SEHK at the top of the HK$3.88-HK$4.60 price range
  - The IPO was reportedly at least 100 times oversubscribed
  - Notable cornerstone investors were George Soros' Quantum Partners, China Life and China Construction Bank
  - On the first day of trading the stock surged 31.52% to HK$6.05
  - With the over-allotment option, the total proceeds raised in the IPO were ~US$852

Case Study – Man Wah Holdings

Man Wah Holdings is a manufacturer of sofas, mattresses, panel furniture

- In September 2009 Man Wah Holdings Limited was delisted from the SGX by its founders and major shareholders at a P/E of **3.96x**. The financing for the transaction was a combination of bank debt and founders' personal capital.
- In April 2010, Man Wah completed an IPO on the Stock Exchange of Hong Kong at a P/E of **18.3x**. The lead sponsor on the transaction was Macquarie.

SGX Delisting (September 2009)

Offer Price	S$ 0.230 (US$0.162)
Premium	9.52%
Market Cap (at closing)	US$107 mm
Deal Size (cash for shares)	US$19.9 mm
P/E (LTM as of March 31, 2009)	3.96x

Hong Kong IPO (April 2010)

Offer Price	HK$ 6.80 (US$0.877)
Range	HK$8.50 to HK$11.80
Market Cap (at IPO)	US$852 mm
Deal Size (incl. overallotment)	US$217 mm
P/E (LTM as of Sept 30, 2009)	18.3x

The shares of the public float were acquired by the largest shareholder and founder of the business. The implied IRR and ROI on these shares at the Hong Kong IPO were 1,738% and 5.42x, respectively. At the closing price of HK$10.28 as of April 27, 2011, these values are imputed to be 254% and 8.2x, respectively.

Case Study – Man Wah Holdings (cont.)

The Delisting

- Man Wah's founders and major shareholders formed an SPV with the intention of acquiring 100% of the shares of the listed company
  - The consortium contributed 81.52% of the shares of the listed company and the founders contributed cash and secured a bank loan to effect the purchase of the listed company's shares
- The exit offer was launched on September 8, 2009, and was conditional on a shareholders' vote where not more than 10% of the listed company's shareholders opposed the transaction
  - On August 11, 2009, 96.71% of Man Wah's share capital approved the exit offer and it was made unconditional
  - Trading on the SGX ceased on August 18, 2009 and on September 2, 2009, the deal was closed
- The founders and certain other affiliates then contributed an existing business to the holding company in a stock-for-stock transaction

The Relisting

- In March 2010, sponsor Macquarie launched Man Wah's Hong Kong IPO with an indicative price range of HK$8.50-HK$11.80
- Later that month, Man Wah reduced its IPO price to HK$6.80 and removed the selling shareholders from the offer to the public
- The IPO closed in April 2010 and the overallotment was partially exercised; in total, the proceeds to the company from were approximately US$217 mm.

Gordon Chin

Gordon Chin is based in Shanghai. Prior to joining The Dunning Group as a Managing Director, he was a Managing Director at ARC China. At ARC China he was responsible for all facets of ARC China's business, including deal origination and execution, portfolio management and exits and internal management and legal oversight.

Formerly an attorney at Davis Polk in Hong Kong, he advised clients on over $3 billion in transaction value spanning cross-border M&A, private equity investments and buyouts and public debt and equity offerings. He executed private equity transactions-including "take-private" transactions-for Citadel Equity Fund, Morgan Stanley Infrastructure Partners and Quadrangle Capital Partners.

Gordon is also the Founder of two Chinese companies—an importer and distributor of foreign wines and a developer of solid-state storage devices for the enterprise storage market.

Gordon has a BA from Pomona and a JD from Stanford. He is fluent in Chinese and admitted to the bar of the State of New York.




陶瓷项目

机密

2011年7月




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本报告所含信息均基于公众信息，并反映本报告生成日前的现有条件和我们的观点；因此，相关信息仍有可能发生变化。我们对陶瓷项目的观点和评估是我们对该项目的判断，并且这应仅视作是初步的、具有象征性的，并且仅用于阐释目的。在准备本报告过程中，我们信赖或假设所有公共来源信息是精确和完整的，并未对这些信息进行独立核实。此外，我们的分析不是且不意于对本报告所讨论的目标公司（下文定义）的资产、股票、或者业务进行价值评估。

陶瓷项目概述

- **China Ceramics（简称“公司”）作为一个在纳斯达克上市的上市公司，其为股东创造价值和以合理成本来筹集资金从而资助企业成长的能力正受到严重限制。**
    - 目前，美国投资者未能理解和合理地评估China Ceramics的成长背景
    - 对“中国欺诈”的恐惧已经显著地降低了市场对于在美国公开交易的小市值中国股票的价值评估；并且，这种情况极有可能在短时期内并不能改变
    - 在2009年春季进行的尽职调查中，我们发现公司始终能实现甚至超越所有财务目标以及经营目标
    - 公司在公司治理以及处理投资者关系方面一贯保持较高水准；无论在中国还是在美国境内，公司都已经证明了其所具备的公司诚信
    - 但所有这些努力与付出均未能相应地体现在公司股价上
    - 董事会已无法提供一个令人信服的解决方案
    - **因此，黄先生可能很难根据20美元和25美元的价格获得其股价奖励股**
- **我们认为China Ceramics是一家独一无二的公司，其目前在美国资本市场上遭遇的情况需要通过积极的方式予以解决**
    - 鉴于China Ceramics作为一家上市公司在过去的一年半中已经树立了诚信度，其并不是一家糟糕的公司，因此公司有能力改变目前这种情况
    - 正如我们在纽约共进晚餐时所承诺的那样，我们已快速制定了一套低风险、高利润的方案来解决目前的问题

陶瓷项目概述

- **我们提供的本方案并不仅仅是一个设想，而是实在的且在当下是可执行的**
  - 我们已从各种渠道征寻建议，并已与一小批名声卓著的纽约和香港公司就此进行商谈
  - 尽管时间紧任务重，但The Dunning Group仍通过其巨大影响力和良好声誉已为本方案筹集到了数量可观的充足资金（8,000万美元以上）
  - 本方案的提出是基于已获得有关方的确切承诺（但仍需取决于尽职调查的结果）
  - 我们已花费了大量时间进行协商，最终获得了有利于黄先生且不会对China Ceramics业务带来任何消极影响的条款
- **陶瓷项目系指将China Ceramics私有化后再重新上市**
  - 相比上市公司， China Ceramics作为私有企业在美国市场上将更具有优势地位
  - 相比上市公司，China Ceramics作为私有企业将可以通过更低的成本来募集额外资金用于企业的扩张和收购
- **黄先生与China Holdings的创始人的股份都将在私有化的过程中被收购**
  - 我们已获得了一家财务发起人的确切承诺，其将收购剩余已发行股票，约占公司总股本的50%
  - 所需资金约为8,000万美元左右，需以最终成交价格为准
- **China Ceramics将通过首发上市的方式在香港证券交易所实现重新上市**
  - 同类公司在香港市场上的交易价格为10倍至16倍市盈率
  - 私有化预计在2011年12月前完成
  - 我们将尽快完成首发上市
    - 计划在2012年秋季完成
    - 届时，估值将基于2013年预测财务数据
    - 我们目前的分析是基于2012年财务数据。因此，所创造的价值可能更为巨大。
    - 将取决于届时香港市场的具体情况

陶瓷项目 (概述)

- **陶瓷项目成员组由Jim Dunning先生、Byron Sproule先生、陈汉先生以及一家财务发起人所组成**
  - 目前情况下，需要对陶瓷项目进行高度保密
  - Jim Dunning先生曾经将他的一家公司私有化。他也坚信对于China Ceramics来说这是正确的解决方案
  - 我们将在合适的时机请Paul Kelly先生和 Cheng Davis先生参与本项目
  - 陈汉先生（常住上海）成在过去一年多的时间里与Jim和Byron共事于其他多个项目
    - 陈汉先生具有美国教育背景，并具有美国律师资格。他曾为一家著名的美国律师事务所香港分所工作了三年。在过去一年，他担任了一家中国境内的私募股权投资基金的常务董事
    - 他将是本项目在中国境内的日常负责人
  - 该财务发起人在香港和纽约都拥有其工作团队
    - 是一个市值超过100亿美元的全球多样化投资银行；其管理的资产总额超过3000亿美元
    - 提供咨询服务并且通过其自有资金进行投资交易
    - 作为一个证券承销商及投资商，在香港广受尊敬
    - The Dunning Group与该财务发起人具有长期合作关系并且相信他们将始终恪守承诺
  - **在美国，由“控股”股东将公司收归私有是非常重要的**
    - 目前情况下，需要对陶瓷项目进行高度保密
    - 只有小部分高层职员才能知道公司私有化的计划
    - 我们需要聘请律师，商讨决定有关事项的时间表和顺序
    - 遵循妥当步骤可尽可能降低潜在诉讼的风险

陶瓷项目 (概述)

- **Jim Dunning先生、Alan Hassenfeld先生以及 Greg Smith先生对陶瓷项目充满了信心，因此他们将和黄先生一起在私有化过程中交换其所持有的股份**
  - 他们所持有的股份共计110万股
  - 我们将在合适的时机请Paul Kelly先生和 Cheng Davis先生交换其持有的股份
- **有许多在美国上市的中国公司已经宣布他们将选择私有化或者正在积极地考虑选择此类交易**
  - 其中包括：中国消防安全集团、乐语中国、哈尔滨电子以及康鹏化学
- **为什么陶瓷项目对黄先生以及China Ceramics而言具有可行性**
- 在香港市场上，China Ceramics将更好地被投资者所评价/追捧
  - 完全消除了时差因素及语言障碍
- 本项目结束后，China Ceramics仍将是一家公开交易的上市公司
  - 对于中国公司而言，香港市场目前具有与美国市场同等的地位
  - 在香港，应该可以达到5亿至10亿美元的市场估值，这将为公司带来一批新的投资者及关注度
  - 相比美国市场的目前境况，公司在香港能以合理的成本募集到公司扩张所需的资金
- 黄先生仍能继续获得2011年业绩奖励股
- 此外，黄先生还将获得200万股的股价目标股
  - 在香港市场上，这些股份将价值4,000万至6,000万美元
- 私有化将通过股权方式实现，<u>而非债务形式</u>
  - 不存在资产杠杆与资产转让
  - 无商业银行参与，无需抵押

陶瓷项目(概述)

➢ 为什么陶瓷项目对黄先生以及China Ceramics而言具有可行性（续）

- The Dunning Group和财务发起人将承担与法律、财务和商业尽职调查有关的前期费用
- 执行风险低，因为现在正是在香港首发上市的大好时机
- 陶瓷项目团队所具备的专业技能、经验、职业声誉可协助公司完成从本项目开始直至首发上市的整个过程
  - 黄先生可以集中精力于China Ceramics的企业发展而无须为本项目分心
- 公司被收归私有后，黄先生将重新获得50%以上的公司股份
  - 黄先生能够掌控董事会，并任命5名董事会成员中的3名董事
  - The Dunning Group将任命1名董事，财务发起人将任命1名董事，两名董事都能说流利的普通话

- 低风险的交易将为黄先生创造巨大价值
- 黄先生持有的股本价值将从**4,000**万美元增值到**2**亿至**4.2**亿美元
- 陶瓷项目将为黄先生创造**1.6**亿美元至**3.8**亿美元的价值！

现有股东结构

➢ 目前，黄先生持有公司39.3%的股份；China Holdings的创始人拥有10.6%的股份

现有股东		股份	现有 % 已发行	备注
黄先生				
China Holdings交割股份	4,163,227			
2009 净收益奖励股份	1,214,127			
2010 净收益奖励股份	1,794,800			
合计		7,172,154	39.29%	
Acquila		506,073	2.77%	China Holdings交易中的公司顾问
		1,074,020	5.88%	China Holdings交易中的公司顾问
Knott Partners		1,350,000	7.40%	China Holdings交易中的最大投资方
China Holdings创始人- 交换股份者		1,937,498	10.61%	
China Holdings创始人- 交换售股份者		-	0.00%	
权证交换		2,257,412	12.37%	不包括创始人
后续发行		3,350,000	18.35%	于2010年11月完成
其他		606,845	3.32%	
已发行股份总数		18,254,002	100.00%	
黄先生及China Holdings创始人		9,109,652	49.90%	包括China Holdings创始人换股的股份
自由流通股		9,144,350	50.10%	不包括黄先生及China Holdings创始人换股的股份
已发行股份中包括2011年奖励股份		20,430,838		
黄先生所持股份		9,348,990	45.76%	
已发行权证		2,774,300		预购价格：$7.50

财务分析 – 私有化

- 对私有化的分析基于以下假设
  - 财务发起人将对中国陶瓷2011至2013年的业务计划进行尽职调查分析
  - 特别委员会也将要求审阅未来3至5年的业务计划以便对相关要约进行评估

私有化		
已发行股份总数	18,254,002	
所需收购股份	**9,144,350**	不包括黄先生及China Holdings创始人换股的股份
已发行权证	2,774,300	假设撤销权证价格 = 出价 – 预购价格
权证预购价格	$7.50	
银行贷款（03/31/2011）	$10,995,000	
2011年收入	$217,105,000	
2012年收入	$219,717,000	
2011税息、折旧和摊销前收入	$66,499,181	基于Roth的预测
2012税息、折旧和摊销前收入	$93,009,723	基于Roth的预测
2011年净收入	$43,500,000	奖励股份目标
2012年净收入	$61,585,000	基于Roth的预测

财务分析 – 私有化

➢ 公司私有化时，需要超过8,000万美元用以购买已发行股份

	私有化价格/每股	
	$7.00	**$8.00**
目前溢价	***55.6%***	***77.8%***
所有已发行股份股权价值	$127,778,014	$146,032,016
购买权证净价	0	1,387,150
股权收购价格	$127,778,014	$147,419,166
银行贷款 (03/31/2011)	10,995,000	10,995,000
企业价值	$138,773,014	$158,414,166
企业价值/2011税息、折旧和摊销前收入	2.1x	2.4x
企业价值/2012税息、折旧和摊销前收入	1.5x	1.7x
股权价值/2011净收入	2.9x	3.4x
股权价值/2012净收入	2.1x	2.4x

财务发起人需提供的资金		
被收购股份的价值	$64,010,450	$73,154,800
购买权证净价	0	1,387,150
成本 (通过财务发起人发行的债券募集)	5,500,000	5,500,000
总金额	**$69,510,450**	**$80,041,950**

备注：假设法律和其他尽职调查的成本为200万美元，财务发起人的咨询费为300万美元，The Dunning Group收取的费用为50万美元

私有化后的股东结构

			股权比例 私有化后	股权比例 IPO后 (10倍市盈率)
黄先生目前持有	7,172,154		32.0%	
2011年净收益奖励股份	**2,176,836**		9.7%	
股价奖励股份	**2,000,000**	股份	8.9%	
黄先生共有		**11,348,990**	**50.6%**	**42.4%**
所需收购的股份		9,144,350	40.8%	34.2%
出售股份的China Holdings创始人		1,937,498	8.6%	7.2%
IPO前总股份		22,430,838	100.0%	83.8%
The Dunning Group		2,200,000		8.2%
其他		300,000		1.1%
首席财务官		100,000		0.4%
香港首发上市股份		1,738,705		6.5%
首发上市后总股份		26,769,543		100.0%

- 黄先生获得2011年净收益奖励股份和200万份股价奖励股份
- 私有化之后，黄先生将持有公司50.6%的股权（相比目前仅为39.3%）
  - 私有化之后，黄先生将获得财务控制权和董事会控制权

财务分析 – 首发上市

陶瓷项目可以为黄先生创造1.6亿美元至3.8亿美元的价值

- 首发上市之后，黄先生的股权比例将超过40%，该比例与现有的股权比例相当
  - 公司日后将更容易以合理的估值筹集到资金
- 假设通过香港首发上市募集的4,000万美元为一级股份（可能会更多）
  - 最低公共流通股占公司总股本25%，其他股份将被陶瓷项目成员出售
  - 为资本支出和/或者收购提供资金

首发上市后全额销售倍数 - 2012净收益

	8.0倍	10.0倍	12.0倍	14.0倍	16.0倍
股权总价值	$492,680,000	$615,850,000	$739,020,000	$862,190,000	$985,360,000
减去首发上市(一级股份)	$40,000,000	$40,000,000	$40,000,000	$40,000,000	$40,000,000
首发上市前股权价值	$452,680,000	$575,850,000	$699,020,000	$822,190,000	$945,360,000
首发上市前已发行股份	25,030,838	25,030,838	25,030,838	25,030,838	25,030,838
隐含每股价格	$18.08	$23.01	$27.93	$32.85	$37.77
首发上市发行的股份数量	2,211,791	1,738,705	1,432,339	1,217,764	1,059,103
已发行股份的总数	27,242,629	26,769,543	26,463,177	26,248,602	26,089,941
黄先生持有的股权 (首发上市后)	41.7%	42.4%	42.9%	43.2%	43.5%
黄先生持有的股权价值					
目前价值 ($4.5/每股)	$32,274,693	$32,274,693	$32,274,693	$32,274,693	$32,274,693
加上2011年奖励股	$9,795,762	$9,795,762	$9,795,762	$9,795,762	$9,795,762
目前价值总计	$42,070,455	$42,070,455	$42,070,455	$42,070,455	$42,070,455
香港首发上市后	$205,245,258	$261,090,575	$316,935,893	$372,781,210	$428,626,528
为黄先生所创造的价值	**$163,174,803**	**$219,020,120**	**$274,865,438**	**$330,710,755**	**$386,556,073**

陶瓷项目时间表

我们预期2011年年底前可以完成将公司的私有化

- **董事会需设立一个特别委员会并且聘请公司的法律及财务顾问**
  - 该特别委员会将由独立的且没有利益关系的以下董事成员组成：Bill Stulginsky先生、Cheng Davis先生和丁卫东先生
  - 该特别委员会的职责是保护小股东并且为公共流通股股东实现价值最大化
  - 陶瓷项目团队将与该特别委员会协商收购价格以及其他条款
- **在签署最终并购协议前，财务发起人将要求进行法律、财务以及商业尽职调查**
  - 公司私有化所需的时间取决于尽职调查以及与特别委员会协商所需时间

私有化时间表（供参考）

日期	7月25	8月1	8月8	8月15	8月22	8月29	9月5	9月12	9月19	9月26	3-Oct	10-Oct
周	1	2	3	4	5	6	7	8	9	10	11	12
向董事会发出要约函												
新闻发布												
特别委员会聘请法律及财务顾问												
尽职调查：法律、商业、财务												
与特别委员会商讨并购协议												
准备委托书												
通过新闻发布对外宣布本次交易												

日期	10月10	10月17	10月24	10月31	11月7	11月14	11月21	11月28	12月5	12月12	12月19
周	12	13	14	15	16	17	18	19	20	21	22
向美国证监会提交委托书供其审核											
提交反垄断审查文件供有关部门审核											
致信股东 (20个工作日)											
股东投票、交割											

条款摘要

- 联合收购团将通过一个特殊目的公司来收购约900万股公共流通股份
  - 黄先生及其他换股股东将出售其股份用以交换特殊目的公司的普通股
  - 财务发起人将向特殊目的公司缴付现金作为获取以下权利的对价：
    - 特殊目的公司的优先股。此类优先股在首发上市时将以一比一的比例转换成普通股，并支付7%的单利股息（若需每年支付此项股息，其将仅为5%）
    - 特殊目的公司发行的一种费用债券，债券条款尚待确定
    - 香港首发上市募集的资金将用于优先偿还已起计的股息以及费用债券
- 在私有化交易完成后，特殊目的公司的普通股将被授予以下人士：
  - 黄先生将获得(i) 200万股普通股，和 (ii)作为完成2011年净收益目标的之奖励的2,176,836 股普通股
  - 首席财务官将获得10万股普通股
  - 总计250万股普通股将发行给The Dunning Group，The Dunning Group随后再将 这些股份分配给其他各方
- 特殊目的公司的董事会将由5名普通话流利的成员组成
  - 黄先生将任命3名董事，The Dunning Group和财务发起人将各任命1名董事
  - 财务发起人和The Dunning Group对于首发上市以及公司业务计划之外或已开展业务之外的额外资本支出和收购享有决策权

条款摘要(续)

- 如果公司私有化成功，财务发起人和The Dunning Group将获得如下报酬
  - 财务发起人将获得300万美元的成功费
  - The Dunning Group将获得50万美元的成功费
- 联合收购团发生的所有费用、成本和开销将由财务发起人和The Dunning Group承担
  - 据预计，第三方顾问费用约为200万美元
  - 若私有化交易成功，所有成本和费用将由特殊目的公司报销
- 交易交割时，特殊目的公司将发行一种费用债券，用以涵盖对所有费用、成本和开销的支付
  - 该费用债券的条款尚待确定
  - 该费用债券将保护换股股东不被向特殊目的公司缴付的现金稀释
- 优先股将具有出售选择权
  - 若5年后，财务发起人仍持有公司股份，其将有权要求公司按照隐含20%内部回报率的价格回购其所持股份
  - 若3年半后，财务发起人仍持有公司股份，则公司将被要求将50%的现金流存入一个监管账户，用以支付财务发起人行使出售选择权时需支付的对价（该项权利在财务发起人不再持有任何公司股权，或已行使了出售选择权，或者其持有的股权通过出售已低于5%时终止）

条款摘要(续)

- 财务发起人有权在任何时候出售其所持优先股
- 若二级股票在首发上市时出售，则财务发起人和The Dunning Group将享受优先出售的权利
- 若公司需向特殊目的公司支付交易终止费，则该笔终止费将按照以下方式分配：
  - 首先付给财务发起人，直至其已经支付的所有费用和开销均获补偿
  - 随后再按照以下比例付给财务发起人和The Dunning Group：
    - 若交易终止是由于出价过高所致，则财务发起人可获得75%，The Dunning Group可获得25%
    - 若交易终止是由于任何其他原因所致，则财务发起人和The Dunning Group各获得50%
- 联合收购团将聘请以下顾问作为其顾问
  - Davis Polk & Wardwell LLP 香港分所担任联合收购团的法律顾问
  - 财务发起人的投资银行部门将在私有化之后直至首发上市的期间：
    - 担任与收购、后续融资、资金募集或者其他事宜有关的独家财务顾问；和
    - 在遵守监管机构的规定的情况下，担任香港首发上市及日后资金募集的承销商，且任何此类交易中的费用不少于40%

案例研究 – 四环医药控股集团公司

从市场份额而言，该公司是中国心脑血管药物的最大特许商

- 2009年12月，在摩根士丹利和四环创始人的共同主导下，四环医药控股集团公司以**8.1**倍市盈率的价格从新加坡证券交易所退市
- 2010年10月，四环以**26.7**倍市盈率的首发上市价格，在香港证券交易所重新上市。该交易的主要发起人为摩根士丹利和瑞银

新加坡证交所退市 (2009年12月)

发行价格	S$ 0.975 (US$0.656)
溢价	27.5%
市值 (截至首个交易日交割)	US$276 mm
交易规模 (以现金换股票)	US$64 mm
市盈率 (2008年3月31日前12个月)	8.1x

香港首发上市 (2010年10月)

发行价格	HK$ 4.60 (US$0.593)
价格区间	HK$3.88 至 HK$4.60
市值 (首发上市之时)	US$3,075 mm
交易规模 (包括超额配售)	US$852 mm
市盈率 (2010年6月30日前12个月)	26.7x

摩根士丹利在该次交易中获得的隐含回报（基于首发上市价格计算）为：内部收益率达357%，资本回报达4.57倍

案例研究 – 四环医药控股集团公司 (续)

退市

- 摩根士丹利和四环创始人成立了一个特殊目的公司，用于收购该上市公司的全部股份
  - 摩根士丹利投入了4,867万美元现金
  - 创始人投入了76.62%的四环已发行股票以及1,578万美元的现金
- 自愿募股于2009年9月8日启动，募股的有效条件为必须购得90%的已发行股本
  - 截至10月20日，该特殊目的公司已确认购得99.30%的四环股本，满足了募股的有效条件
  - 12月1日，合并完成，四环成为一家私人公司

重新上市

- 2010年10月，共同发起人摩根士丹利和瑞银完成了四环在香港证券交易所的首发上市，发行价格为3.88港币至4.60港币区间的上限
  - 据报道，该次首发上市实现了100次以上的超额认购
  - 著名的基石投资者为乔治索罗斯量子基金、中国人寿和中国建设银行
  - 四环股价在首个交易日飙升至6.05港币，涨幅达
  - 若计入超额配售权，则该次首发上市所募得的资金总额约为8.52亿美元

案例研究 – 敏华控股

敏华控股是一家生产企业，其主要产品是沙发、床垫以及板式家具

- 2009年9月，在敏华控股创办人和大股东们的共同主导下，敏华控股以**3.96**倍市盈率的价格从新加坡证券交易所退市。此次交易的资金来源于银行贷款以及创办人的个人资金
- 2010年4月，敏华控股以**18.3**倍市盈率的首发上市价格，在香港证交所完成首发上市。该交易的主要发起人为麦格理集团

新加坡证交所退市（2009 年 9 月）

发行价格	S$ 0.230 (US$0.162)
溢价	9.52%
市值(截止首个交易日交割)	US$107 mm
交易规模 (现金换股票)	US$19.9 mm
市盈率 (2009年3月31日前12个月)	3.96x

香港 首发上市 (2010 年 4 月)

发行价格	HK$ 6.80 (US$0.877)
价格区间	HK$6.50 to HK$11.80
市值 (首发日)	US$852 mm
交易规模 (包括超额配售)	US$217 mm
市盈率 (2009年3月31日前12个月)	18.3x

公共流通股份由最大股东以及公司创始人收购。香港首发上市时，隐含的内部收益率以及资本回报分别为1,738%和5.42倍。截止2011年4月27日，收市价为10.28港币，相应的内部收益率和资本回报分别为254%和8.2倍

案例研究 - 敏华控股 (续.)

<u>退市</u>

- 敏华的创始人以及大股东们成立了一个特殊目的公司，计划收购该上市公司的全部股份
    - 联合收购团投入了上市公司81.52%的股份，创始人投入了现金并取得银行贷款用以收购上市公司的股份
- 退市募股于2009年9月8日发出，要约的有效条件是经股东投票表决，不超过10%的股东反对此项交易
    - 2009年8月11日，持有敏华控股96.71%股本的股东批准了这项交易，募股的有效条件已满足
    - 2009年8月18日，该公司停止在新加坡证交所的交易；2009年9月2日，交易完成
- 此后，创始人及其他关联方通过以股换股的方式向控股公司注入了既有业务

<u>重新上市</u>

- 2010年3月，发起人麦格理集团在香港启动了首发上市，指导发行价格区间在 8.50港币至11.80港币
- 3月底，敏华控股将首发价格降低至6.80港币并将出售股东从公开发售要约中排除
- 2010年4月，首发上市完成，超额配股权被部分行使；公司筹集到总计大约2.17亿美金资金

团队介绍

陈汉先生

常驻中国上海。在作为常务董事加入The Dunning Group之前，陈汉先生曾经担任宏弧资本的常务董事。在宏弧资本工作期间，他负责宏弧资本的各方面事务，包括交易发起与执行、被投资公司的管理与退出、内部管理与法律监管。

在加入宏弧资本之前前，陈先生曾在Davis Polk香港分所担任律师工作，为各类客户提供法律服务，涉及交易金额总计超过30亿美元，类型涵盖跨国收购与兼并、私募股权投资、股权买断、公债和股票发行。他具有丰富的私募股权交易操作经验，包括为Citadel Equity Fund、Morgan Stanley Infrastructure Partners和Quadrangle Capital Partners执行的“私有化”交易。

陈汉先生同时也是两家中国公司的创办人 —— 一家公司主要经营洋酒进口及分销；另一家公司为企业类客户开发电晶体存储设备。

陈汉先生拥有波莫纳大学学士学位、斯坦福大学法学博士学位。他汉语流利，具有纽约州律师执照。